



SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

THE COMPANY

1. Name of issuer: Skywriter Systems, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	John Edward Derrick	Robert Arne Stump	Gary Andrew Rubin
Dates of Board Service:	April 23, 2018 to present	April 23, 2018 to present	April 23, 2018 to present
Principal Occupation:	CEO	VP - Client Services	Director
Employer:	Skywriter Systems, Inc.	Sunset Group, Ltd.	Sunset Group, Ltd.
Dates of Service:	April 23, 2018 to present	Feb. 2020 to present	Feb 2020 to present
Employer's principal business:	Software as a Service	Training and training services	Training and training services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	CEO	Secretary	No other positions held with issuer




Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Dates of Service:	April 23, 2018 to present	April 23, 2018 to present	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Skywriter Systems, Inc.	Sunset Group, Ltd.	ANI-PSG, Inc.
Employer's principal business:	Software as a Service	Training and training services	Technology training
Title:	CEO	VP - Client Services	President
Dates of Service:	April 23, 2018 to present	Feb. 2020 to present	1993 to Feb 2020
Responsibilities:	Leadership of the company - specific focus on the strategic direction, marketing, development, and sales teams.	Operations management, managing clients	Management
Employer:		ANI-PSG, Inc.	
Employer's principal business:		Technology training	
Title:		CEO	
Dates of Service:		Oct. 2004 to Feb. 2020	
Responsibilities:		Management	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	John Edward Derrick	Robert Stump
Title:	CEO	Secretary
Dates of Service:	April 23, 2018 to present	April 23, 2018 to present
Responsibilities:	Leadership of the company - specific focus on the strategic direction, marketing, development, and sales teams.	Oversight and organization of financial, regulatory, and operations.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions held with issuer	No prior positions held with issuer




OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Skywriter Systems, Inc.	Sunset Group, Ltd.
Employer's principal business:	Software as a Service	Training and training services
Title:	Management - executive CEO?	VP - Client Services
Dates of Service:	April 23, 2018 to present	Feb. 2020 to present
Responsibilities:	Leadership of the company - specific focus on the strategic direction, marketing, development, and sales teams.	Operations management, managing clients
Employer:		ANI-PSG, Inc.
Employer's principal business:		Technology training
Title:		CEO
Dates of Service:		Oct. 2004 to Feb. 2020
Responsibilities:		Management

PRINCIPLE SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
John Edward Derrick	800,000.00 shares of common stock	**54%**
Gary Rubin	310,000.00 shares of common stock	**34%**

.







Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

SkyWriter

Making Content Easy

Content is everywhere; here's the dashboard

John Derrick
John.Derrick@Skywriter.com
M 512-413-5010

The problem we solve

Content is vital for business today, but it's hard to use, costly, and complex. You need to do 5 things with content:

Find it, Use it, Share it, Manage it, and Track it

Skywriter makes all that easy and automatic. We take the risk, costs, and pain out of using content.

Forrester Research agrees that content is hard-yet-vital:

"Customers demand more digital content. Companies ramping up their product content face two related challenges: first, how to manage product data, rich media, and branded content across complex and often disconnected systems; second, how to deliver more compelling product content across channels at scale. Both are highly manual and ultimately ineffective at many organizations."

Amanda LeClair, Nick Barber

29 OCT 20

SkyWriter

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

The problem in pictures


the easiest, cheapest, surest way
source linked to published version
source type/channel
tools
links to doc of origin
documents
campaigns
social
video
email
database
analytics
support
graphics
browser
marketing auto
video editor
cloud
internet
internal
CRM
Marketing Automation
Email
SM
Web
copy a file
email
social
campaigns
blog
CRM
MA
Email
copy a file
CRM
MA
Email
copy a file
what version?
Get
Use
Share
Manage

The Skywriter Fix: Save the link!


sourc type/chann el
tool s
links to doc of origin
Par ent
SkyWriter
Chil d
SkyWriter
Chil d
SkyWriter
cloud
interne t
intern al
V5 auto update
Ge t
Us e
Shar e
Manage and Track









OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Benefits

We make sure that the right content gets to the right people at the right time

Our high-margin SaaS app solves a serious pain point for enterprises and SMBs, is highly scalable, high gross margin, and very in-demand.

Low sales friction, large target market, great value proposition

SkyWriter

Achievements and traction

Skywriter is complete and has been deployed

We have proven the interest and value in the model

Our clients include a Fortune 50 technology company

We expect to scale quickly with our win/win distribution model

- Our clients' content becomes more valuable with Skywriter
- Skywriter grow more valuable with each use, making it really sticky

SkyWriter



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Our Market



Targeted Segments
Marketing & Sales
Training & Learning
Healthcare / Individual
Benefits

TAM = > $3.5B ARR

SAM = > $1B ARR



Competition

Manual systems
Email distribution, Multiple file repositories / locations
Expensive, slow, error prone

Content Management Systems
They all force you to move content into their system
None of these are designed to solve the real-world problems with content

File sharing solutions
Dropbox, Google drive, Sharepoint, Box, etcetera..
These only make the problem worse. No company ever uses only one cloud.

Skywriter lets you use any type of content from any location
UNIFY and SIMPLIFY any content anywhere
ORGANIZE, PUBLISH, SHARE, and TRACK content from anywhere, to anywhere

Whatever it is, wherever it is: Find it, Use it, Share it, Manage it, and Track it





OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Business Model

SaaS Subscription (90% GM):

>$1K MRR / Parent subscription

$100 to >$1K MRR / Child subscription for downstream use

Child : Parent ratios of 10 to even 100 are possible

Downstream monetized / incentivized

Parent receives share of Child subscription or discount

Parent content is more accessible and valuable



Our Team



John Derrick (CEO)   Multiple Positive Exits as CEO

• 3 successful exits as CEO, 6 more as interim CEO, advisor, and angel investor



Adam Gordon (Marketing)   CMO

• >$2.5b in exits, 25 years as marketing & communications lead.



Jim O'Gara (Sales)   Sales and BD

• Senior sales executive; Apple, AltaVista, and DEC/HP



Eric Chasin (Development)   Critical Tech / Large Projects

• Dev leader at large scale (millions of users) enterprise, gov, and Internet







Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

CURRENT STATUS & FUNDING OPPORTUNITY

We Are Generating Revenue

- Early customers already paying
- Growing customer size and activity

Fund Raising

- $500K invested by founders and early investors
- Seeking $500K to $750K to scale growth

Use of Funds

- Marketing and sales
- Increase customer use and penetration





Thank You
Please Join Us

John Derrick
John.Derrick@Skywriter.com
M 512-413-5010





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- Negative publicity
- Exposure to liability claims,
- Lack of market interest
- Unforeseen competition
- Inability to raise sufficient capital
- Recency of company formation
- Financial projections may be wrong

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Negative publicity. This would cause the perception of the company to be negative in the market which would, in turn, make sales exceedingly difficult. Whether the negative publicity was true or not, a bad impression by the market would cause sales to be much more difficult which would, in turn, make hitting our financial targets difficult or impossible.





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

Exposure to liability claims. Should the company be exposed to liability claims this could potentially hamper our ability to continue operations or to operate in a profitable manner.

Lack of market interest. Despite our best efforts it remains possible that a lack of interest in the market would hamper our ability to operate or operate profitably.

Unforeseen competition. We have done sufficient market research to understand the competitive landscape for Skywriter. Even with all the research we have performed it remains possible that a new competitor will appear that could dominate the market space for a Skywriter. In that case it would be impossible for Skywriter to continue operations profitably.

We may fail if our Crowdfunding doesn't raise enough capital to enable on-going operations. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

We may fail if subsequent funding doesn't raise enough capital to enable on-going operations. We anticipate and plan on additional fundraising activity between 12 and 18 months from the current date. This funding process, whether additional crowdfunding, venture funding, or other financing process has risks based on investor market demand, financial circumstances, or other factors. As such, a risk exists that the company will not be able to raise the necessary capital for expansion or continued operation.

Recency of company formation. The Company has only recently begun the sales and marketing activities, has little operating history and has generated small revenues. There is no assurance that the Company can generate revenues or sell any of its products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case the Investors' notes may not be repaid. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for Skywriter. Subscribers must believe that Skywritert enables them to operate their content management systems more efficiently and profitably. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

Our accountant has included a "going concern" note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

We depend on a small management team. We depend on the skill and experience of our founders and executives. If Skywriter is not adopted quickly as a viable way to manage content operations, our ability to raise money and operate profitably may have an impact on our ability to attract and hire the right talent.

We are controlled by our officers and directors. Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which is currently predicted in 2022. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

We are selling common stock. The Company currently has outstanding convertible notes, as disclosed in the remainder of this document. Upon certain events these notes can convert to common or preferred stock in the Company. These notes include terms equal to the lesser of (a) a pre-money valuation cap of $4 million or (b) 20% discount from qualified financing valuations. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $4 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was formed in April 2018 and developed the underlying technologies and software over several years. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by early / pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses per the financial analysis and, it's possible that we would not be able to maintain revenues or profits. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, and expand information technology systems. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings;
- acquire customers/tenants
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's





FP: truCrowd

SkyWriter

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, and expand our product offerings. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Any competitors who appear may have greater brand recognition and greater financial, marketing and other resources. While there is limited competition for Skywriter today**,** any new competitors may have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to execute the business plan effectively. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. SaaS software is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become

FP:  truCrowd


SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

obsolete. Our future success will depend in part on our ability to stay ahead of the technology for information retrieval and sharing, and

- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Skywriter is based on a set of existing web tools that, when unified in our platform, create a seamless and powerful complete application.

These technologies may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks,



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	133,689	$999,993.72	$919,994.22

outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of web-based products demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

● be expensive and time-consuming to defend;
● cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
● require us to redesign our products, if feasible;
● divert management's attention and resources; and
● require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Operational risks. Supply chain matters are not entirely controllable. Developers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases,





Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, but some our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The web app market is subject to macroeconomic pressures. In an economic down-turn, apps may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect business purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting business spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and, the business climate may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Indebtedness of the Issuer. See attached financial documents.

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the sale of stock to raise capital is the most prudent choice. Dilution of ownership percentages will occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public

FP:



Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.




OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose

THE OFFERING

9.   What is the purpose of this offering?

Skywriter is raising these funds to accelerate marketing, sales, and customer engagement.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.76**	**$999,993.72**
Less: Offering Expenses	$800.06	$79,999.50
Net Proceeds	**$9,200.70**	**$919,994.22**
Use of Net Proceeds		
Cloud Services	$0.00	$36,000.00
Research and Development	$0.00	$90,000.00
Sales and Marketing	$9,200.70	$450,000.00
Events & Travel	$0.00	$72,000.00
General Operating Capital	$0.00	$271,994.22
Total Use of Net Proceeds	**$9,200.70**	**$919,994.22**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000.76. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

> **If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

> **If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

> **If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

>   a. Type - Common Stock

>   b. Terms - Simple voting rights.

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

>   (1)   to the issuer;
>   (2)   to an accredited investor;
>   (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
>   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.




OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
Common Stock	3,000,000	1,470,000	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:
Debt Securities:				
Convertible notes	$2,000,000	$410,000	Yes ☐ No ☑	Yes ☑ No ☐
				Specify:
Securities Reserved for Issuance upon Exercise or Conversion				
Class of Security				
Warrants:	77,964		Expiration 12/31/2026	
Options:	217,500		Granted options	
Other Rights:				

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Low Bound
$ 9,903,000
Pre-money valuation
$ 11,912,818
High Bound
$ 13,922,000
5 Valuation Methods
$ 6,367,111
Scorecard
$ 4,611,333
Checklist
$ 9,269,018
Venture Capital
$ 11,560,049
DCF with LTG
$ 25,046,327
DCF with Multiples
Method weights
20%
20%
14%
23%
23%

The weights for the above mentioned valuation methods are: Scorecard (20%), Check-list (20%), Venture Capital (14%), DCF- Long Term Growth (23%), and DCF with Multiples (23%).
The full valuation report (23 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$11,912,818.**

The company has elected to go with a slightly more conservative valuation of $11,000,000.





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
John Edward Derrick	$166,120.69	6%	January 1, 2022	Option to convert to Convertible Promissory Note.
506(b) Investor(s)	$95,000.00	6%	October 15, 2021	
506(b) Investor(s)	$280,000.00	6%	October 21, 2021	
506(b) Investor(s)	$10,000.00	6%	May 26, 2022	
506(b) Investor(s)	$10,000.00	6%	June 2, 2022	
506(b) Investor(s)	$15,000.00	6%	August 31, 2022	
Catherine Chiu	$17,500.00	N/A	N/A	Trade payable - advisory agreement
506(b) Investors (above)	$33,521.00	N/A	N/A	Interest payable
Robert Stump	$4,190.00	N/A	N/A	Due to related party *this item has been paid since the time the financial statements were created

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2018-07-26	506(b)	Convertible Notes	$410,000.00	Product Development and Operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

  Financial Condition - The company has raised and invested capital in the development of product through convertible notes. The company has customer revenue and ongoing subscriptions that continue to generate revenue. Funding is desired to accelerate the customer engagement.





Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

Skywriter Systems, Inc.
Years Ended December 31, 2020 and 2019
With Independent Accountant's Review Report


FP:



Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

**Skywriter Systems, Inc.
Financial Statements**

Years Ended December 31, 2020 and 2019

Contents

1





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Skywriter Systems, Inc.
Los Gatos, California

I have reviewed the accompanying financial statements of Skywriter Systems, Inc., which comprises of the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
May 17, 2021

2



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.

Balance Sheets

	December 31, 2020	December 31, 2019
Assets		
Current assets:		
Cash and cash equivalents *(note1)*	$ 600	$ 461
Accounts receivable	2,100	-
Total current assets	2,700	461
Fixed assets	7,703	1,500
Less: Accumulated Depreciation	(642)	(500)
Net fixed assets	7,061	1,000
Other assets		
Deferred tax asset *(note 1)*	-	-
Total assets	$ 9,761	$ 1,461
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payable	17,500	42,436
Interest payable	33,521	4,553
Due to related party	4,190	-
Short term loan payable *(note 2)*	375,000	-
Total current liabilities	430,211	46,989
Notes payable- long-term *(note 2)*	201,121	465,923
Total liabilities	631,332	512,912
Stockholders' equity:		
Class A Common Stock, no par value *(note 3)*		
Authorized shares, 3,000,000		
Issued and outstanding shares, 1,470,000	6	6
Paid-in capital	21,994	21,994
Retained deficit	(643,571)	(533,451)
Total stockholders' deficit	(621,571)	(511,451)
Total liabilities and stockholders' equity	$ 9,761	$ 1,461

See Independent Accountant's Review Report.

3



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.

Statements of Operations

	December 31,	
	2020	2019
Revenue		
Revenue *(note 1)*	$ 4,950	$ 8,520
Expenses:		
Accounting expenses	2,050	2,000
Amortization expense	941	300
Bank and processing charges	240	85
Consulting services	3,955	61,489
Dues and subscriptions	396	3,326
Insurance expense	10,964	13,004
Legal and professional fees	9,249	4,308
Office expense	305	614
Sales and Marketing	-	33,012
Research and development	77,805	136,893
Taxes and licenses	984	1,050
Website development	750	-
Total operating expenses	107,639	256,081
Operating income (loss)	(102,689)	(247,561)
Other income/ (expense)		
Bad debt recovery	-	5,000
Vendor balance forgiven	22,238	-
Loss on sale of asset	(700)	-
Interest expense	(28,969)	(5,382)
Net other income/ (expense)	(7,431)	(382)
Net loss	$ (110,120)	$ (247,943)

See Independent Accountant's Review Report.

4





OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

Skywriter Systems, Inc.

Statements of Changes in Stockholders' Deficit

	Common Stock *($.00001)*	Paid-in capital	Retained Equity	Total
Balance at December 31, 2018	**$ -**	**$ -**	**$ (285,508)**	**$ (285,508)**
Common stock issuance	6	21,994	-	22,000
Net Loss	-	-	(247,943)	(247,943)
Balance at December 31, 2019	**$ 6**	**$ 21,994**	**$ (533,451)**	**$ (511,451)**
Net Loss	-	-	(110,120)	(110,120)
Balance at December 31, 2020	**$ 6**	**$ 21,994**	**$ (643,571)**	**$ (621,571)**

See Independent Accountant's Review Report.

5





OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.

Statements of Cash Flows

	December 31, 2020	December 31, 2019
Operating activities		
Net loss	**$ (110,120)**	$ (247,943)
Add: Amortization expense	**941**	300
Add: Loss on sale of asset	**700**	-
Increase in accounts receivable	**(2,100)**	-
Increase (decrease) in trade payable	**(24,935)**	10,348
Increase in interest payable	**28,968**	4,553
Increase in related party payable	**4,190**	-
Net cash used in operating activities	**(102,356)**	(232,742)
Investing activities		
Software	**(7,703)**	-
Net cash used in investing activities	**(7,703)**	-
Financing activities		
Proceeds from loans	**110,198**	185,923
Proceeds from capital contribution	**-**	22,000
Net cash provided by financing activities	**110,198**	207,923
Net (decrease) increase in cash and cash equivalents	**139**	(24,819)
Cash and cash equivalents at beginning of year	**461**	25,281
Cash and cash equivalents at end of year	**$ 600**	$ 461

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	-	-

See Independent Accountant's Review Report.

6





OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.

Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Skywriter Systems, Inc. was formed on April 23, 2018 in the State of Delaware. The financial statements of Skywriter Systems, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Gatos, California.

Skywriter Systems Inc. is a software and technology company that provides a single, intuitive app for the creation of cost-efficient content operations. Content today is highly distributed. It can reside in email, social media, web pages, content portals, and in the cloud. Thus, it must be identified, located, organized, in order to be used, shared, distributed, and tracked. Most companies handle this with cobbled together systems that are slow, inefficient, and error prone. Skywriter replaces them with a cost-efficient, easy-to-use, single SaaS application.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. In addition, more established companies that currently have products on the market and/or in development may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. These adverse conditions could affect the Company's financial condition and the results of its operations.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could

See Independent Accountant's Review Report.

7





OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.

Notes to Financial Statements (continued)
December 31, 2020

differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents consist primarily of cash and in overnight money market funds.

Software

Costs of producing product masters incurred subsequent to establishing technological feasibility is capitalized. Those costs include coding and testing performed subsequent to establishing technological feasibility. Amortization is computed using straight line over the estimated useful life of three years.

Once product is ready for sale, maintenance and customer support, are charged to expense at the earlier of when the costs are incurred or the related revenue is recognized.

Deferred Tax Asset

The Company files income tax returns in the U.S federal jurisdiction and in the state of Delaware. The Company has approximately $640,457 of federal net operating loss (NOL) carryforwards that may be used to offset future taxable income. Federal net operating Losses (NOLs) carryforwards under Tax Cut and Jobs Act do not expire while state NOLs expires in twenty years. A portion of the state NOL carryforwards will expire beginning in 2038. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. All income tax returns filed by the Company are subject to examination by taxing authorities.

Research and Development

We incur research and development costs during the process of researching and developing our

See Independent Accountant's Review Report.

8





OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

Skywriter Systems, Inc.

Notes to Financial Statements (continued)
December 31, 2020

technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants and programmers. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

2). Notes Payable

Notes Payables at December 31, 2020 and 2019, are comprised of the following:

	December 31,	
	2020	**2019**
Convertible notes-6% interest, due October 15, 2021[1]	**95,000**	95,000
Convertible notes-6% interest, due October 21, 2021[1]	**280,000**	280,000
Convertible notes-6% interest, due May 26, 2022[1]	**10,000**	-
Convertible notes-6% interest, due June 2, 2022[1]	**10,000**	-
Convertible notes-6% interest, due August 31, 2022[1]	**15,000**	-
Convertible notes John Derrick-6% interest due January 1, 2022[2]	**166,121**	90,123
Total obligations	**576,121**	465,923
Less current portion of long-term obligations	**(375,000)**	-
Total long-term obligations	**$ 201,121**	$ 465,923

(1) Conversion: In the event that the Company issues and sells shares of its equity securities to investors while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than 3 million (excluding the conversion of the Notes or other indebtedness) (a "Qualified Financing"), then the 2.outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder (if less than $3 million, holders written approval requires) into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all

See Independent Accountant's Review Report.

9





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.

Notes to Financial Statements (continued)
December 31, 2020

securities convertible into common stock and exercise of all outstanding options and warrants and any option pool shares reserved in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other indebtedness). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of pricebased anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of new investors in the Qualified Financing relative to the purchase price paid by such investors.

Optional Conversion at Maturity. In the event that (i) a Qualified or Non-Qualified Financing shall not have occurred on or before the Maturity Date, or (ii) a Change of Control shall not have occurred on or before the maturity date, then, at the option of the Holder, the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole (after obtaining written approval from the Holder) into shares of Common Stock at a conversion price equal to the quotient resulting from dividing $4,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the conversion (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other indebtedness). In the event that the Holder chooses not convert to Common Stock at Maturity, both Holder and Company shall decide on a course of action at maturity, whether to extend the Note Maturity date, or to exercise the Holder's right to have the Note and any unpaid accrued interest paid to the Holder upon demand.

(2) This Note will be repaid in full on or before January 1, 2022 or at the option of the Lender be converted to a Skywriter Systems, Inc. 2019 Series Seed (or subsequent Series) Convertible Promissory Note. Should the Lender opt to convert to a Convertible Promissory Note, the "start" date will be the same date the Promissory Note was executed. The Borrower may elect to pay the Promissory Note prior to January 1, 2022 in-full without penalty.

See Independent Accountant's Review Report.

10





OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Skywriter Systems, Inc.

Notes to Financial Statements (continued)
December 31, 2020

3. Common Stock, Stock options and Warrants

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote. The founders of the corporation, hold 99.70% of class A stock.

The exercise of our outstanding options and warrants, or conversion of our outstanding shares of convertible preferred stock, may dilute your ownership of the company. As of December 31, 2020, following options and warrants were outstanding:

Date Issued	# of shares	Termination Period
10/25/2019	10,000	10/25/2023
04/29/2019	5,000	04/25/2023
02/07/2020	10,000	02/07/2024
04/24/2020	30,000	04/24/2022
10/25/2019	162,500	10/25/2023
	217,500	

Warrants to purchase up to 25,000 shares issued on July 1, 2019 and are fully vested. The agreed upon purchase price of the shares is $.01/share. In addition, warrants to purchase up to 52,964 shares issued on December 31, 2019 at agreed upon purchase price of $.01/share and will vest over 7 years.

4. Commitments and Contingencies

As of the date of issuance of financials May 17, 2021, the company has no commitments or contingencies.

See Independent Accountant's Review Report.

11





OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

Skywriter Systems, Inc.

Notes to Financial Statements (continued)
December 31, 2020

5. Subsequent Events

Management has evaluated subsequent events through May 17, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred which would have a material effect on these financial statements

See Independent Accountant's Review Report.

12





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in





FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.skywriter.com





OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,337 Shares of Common Stock at $7.48 per Share			
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

*   * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g,
  77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
  10. Add § 240.12g-6 to read as follows:

§ **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Exhibit A: Sample Subscription Agreement

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Agreement") is made and entered into this _____ (the "Effective Date") by and between Skywriter Systems, Inc., located at 17617 Foster Road, Los Gatos, California 95030 (the "Company") and _____, located at _____, _____, _____ _____ (the "Subscriber").

RECITALS

WHEREAS the Subscriber wishes to purchase for 0 shares (the "Shares") of the capital stock of Skywriter Systems, Inc. at the subscription price of $0.00 Dollars per share.

WHEREAS, the Company was recently incorporated as a Delaware corporation and is in the process of starting its business; and

WHEREAS the Subscriber hereby acknowledges that the Company is relying upon the accuracy and completeness of the representations in this Agreement in complying with its obligations under applicable federal and state securities laws; and

WHEREAS the Company wishes to issue shares of common stock to the Subscribers, all on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual promises and covenants of the Company and Subscriber contained herein, the Company and the Subscriber agree as follows:

1. **Subscriber Representations**. Each Subscriber hereby represents and warrants to the Company, severally and not jointly, and only with respect to himself, that:

(a) <u>Purchase Entirely for Own Account</u>. The Subscriber is acquiring the Shares for investment for the Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person to sell or transfer this Agreement or the Shares.

(b) <u>Shares Not Registered: Reliance</u>. The Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the "**Act**"), or qualified under the securities laws of California or any other state, by reason of a specific exemption from the registration and qualification provisions of the Act and state securities laws, respectively, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed in this

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OFFERING STATEMENT

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Agreement. The Subscriber understands that Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Subscriber must hold such securities indefinitely unless they are registered with the Securities and Exchange Commission and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for sale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for Shares, and on requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligationand may not be able to satisfy.

(c) Protection of Subscriber's Interests. By reason of the Subscriber's pre-existing personal or business relationship with certain of the Company's officers or directors and/or by reason of the Subscriber's business or financial experience, the Subscriber believes that he has the ability and opportunity to evaluate the merits and risks of the Subscriber's investment in the Company and to protect its own interests in connection with the investment.

(d) Accredited Investor. The Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act. See completed ACCREDITED INVESTOR QUESTIONNAIRE – Schedule 1.

(e) State of Residency. The Subscriber resides in the state or province identified in the address of the Subscriber set forth on Schedule 2.

(f) No Advertising. The Subscriber has not, either directly or indirectly, including through a broker or finder, (i) engaged in any general solicitation with respect to this Agreement or the Shares, (ii) published any advertisement in connection with this Agreement or the Shares or (iii) been presented with or solicited by, and is not aware of, any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to this Agreement or the Shares.

2. **Right of First Refusal**

(a) Definitions. For purposes of this Agreement, the following terms with initial capital letters will have the meanings set forth below:

(i) "**Company Notice**" means written notice from the Company notifying a Subscriber that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

(ii) "**Proposed Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by a Subscriber.

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FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

(iii) "**Proposed Transfer Notice**" means written notice from a Subscriber setting forth the terms and conditions of a Proposed Transfer.

(iv) "**Prospective Transferee**" means any person to whom a Subscriber proposes to make a Proposed Transfer.

(v) "**Right of First Refusal**" means the right, but not the obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

(vi) "**Transfer Stock**" means the Shares issued to a Subscriber pursuant to this Agreement, and all securities received in replacement of such Shares or as stock dividends or splits, all securities received in replacement of such Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which a Subscriber is entitled by reason of the Subscriber's ownership of such Shares.

(b) Grant. Subject to the terms of Section 3 below, each Subscriber hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that the Subscriber may propose to transfer (subject to any prior approvals required by the Company's Bylaws) in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(c) Notice. The Subscriber proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company not later than forty-five (45) days before the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the Proposed Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the transferring Subscriber within fifteen (15) days after delivery of the Proposed Transfer Notice.

(d) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company shall take place, and all payments from the Company shall have been delivered to the transferring Subscriber, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice. Notwithstanding anything to the contrary in this Agreement, the Company's right to purchase any Transfer Stock is conditioned on such purchase being legally permissible under laws applicable to the Company with respect to distributions or payments by a corporation to its stockholders. If the Company is not legally able to purchase the Transfer Stock under this

3

FP:



Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Agreement, then (i) the Transfer Stock will (a) remain subject to the Company's purchase right, (b) remain subject to all the terms and conditions of this Agreement, and (c) be held by transferring Subscriber until such time as the Company is lawfully able to purchase the Transfer Stock at which time the Company may purchase the Transfer Stock, and (ii) any time period in which the Company may purchase the Transfer Stock or provide notice with respect to its purchase of Transfer Stock will be suspended and tolled until such time as the Company is lawfully able to purchase the Transfer Stock at which time such period shall continue.

(e)   Additional Compliance. If any Proposed Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Subscriber proposing the Proposed Transfer may not sell any Transfer Stock unless the Subscriber first complies again with the provisions of this Section 2.

(f)   Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each Subscriber acknowledges and agrees that any breach of this Section 2 would result in substantial harm to the Company for which monetary damages alone may not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that the Company shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(g)   Violation of Right of First Refusal. If a Subscriber becomes obligated to sell any Transfer Stock to the Company under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company may, at its option, in addition to all other remedies it may have, send to the transferring Subscriber the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company on the Company's books the certificate or certificates representing the Transfer Stock to be sold.

(h)   Assignment of Right of First Refusal. The Company may assign its right and interest in and to the Right of First Refusal to one (or more) of the Company's employees, officers, directors or shareholders who shall have all rights of the Company with respect to the Right of First Refusal and may exercise the Right of First Refusal by providing the same notice as required by the Company to exercise its Right of First Refusal during the same period during which the Company had to exercise its Right of First Refusal.

3.   Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to a transfer of Transfer Stock by a Subscriber made for bona fide estate planning purposes, either during his lifetime or on death by will or intestacy to his spouse, child (natural or adopted), or any other direct lineal descendant of the Subscriber (or his spouse) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by a majority of the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, the Subscriber or any such family members; *provided that*, the Subscriber shall deliver prior written notice to the Company of such

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OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,337**	$10,000.76	$9,200.76
Maximum Amount	**133,689**	$999,993.72	$919,994.22

transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such transfer, deliver a counterpart signature page to this Agreement or joinder agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement, including the obligations of the Subscriber with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; and *provided, further,* that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

4.   **Share Certificates.** All certificates representing the Shares will have endorsed thereon a legend substantially in the following form:

> THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF CALIFORNIA OR ANY OTHER STATE, AND MAY BE OFFERED, RESOLD OR TRANSFERRED ONLY IF (1) REGISTERED PURSUANT TO THE RELEVANT PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND REGISTERED OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (2) EXEMPT FROM APPLICABLE REGISTRATION AND QUALIFICATION REQUIREMENTS AS EVIDENCED BY AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER.

> THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THE CORPORATION'S BYLAWS. A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.

> **(For Pat, Ed, John and Rob add:)**

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN IRREVOCABLE PROXY. BY ACCEPTING ANY INTEREST IN THESE SHARES THE PERSON ACCEPTING THAT INTEREST WILL BE DEEMED TO AGREE TO AND WILL BECOME BOUND BY ALL THE PROVISIONS OF THE IRREVOCABLE PROXY.

The Shares may also contain any legend required by the securities laws of any state to the extent such laws are applicable to the Shares or as otherwise agreed by the parties.

5.   **Miscellaneous**

(a)   Market Standoff. Each Subscriber hereby agrees that he will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering ("**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract

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FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock of the Company or any securities convertible into or exercisable or exchangeable for common stock (whether such securities are then owned by the Subscriber or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock of the Company, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5(a) shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. The underwriters in connection with the Company's IPO are intended third-party beneficiaries of this Section 5(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's IPO that are consistent with this Section 5(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the common stock or any securities convertible into or exercisable or exchangeable for common stock (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Notwithstanding the foregoing, if (i) during the last seventeen (17) days of the one hundred eighty (180) day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (ii) prior to the expiration of the one hundred eighty (180) day restricted period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the one hundred eighty (180) day period, the restrictions imposed by this Section 5(a) shall continue to apply until the expiration of the eighteen (18) day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

6. **Further Assurances.** The Company and each Subscriber covenants and agrees, at its own expense, to execute and deliver, at the request of the other party, such further instruments of transfer and assignment and to take such other action as such other party may reasonably request to more effectively consummate the Contribution.

7. **Assignment.** This Agreement is not assignable in whole or in part by any party without the other party's prior written consent. This Agreement will be binding on each party's successors and permitted assigns.

8. **No ThirdParty Beneficiaries.** This parties agree that there will be no third party beneficiaries to this Agreement.

9. **Amendment.** This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, all the parties hereto.

10. **Entire Agreement.** This Agreement sets forth the entire understanding and agreement of the parties, and it supersedes any and all oral or written agreements or understandings between the parties, as to the subject matter relating hereto.

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FP: truCrowd

SkyWriter

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

11. **Severability.** If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way. The parties agree to replace any invalid provision with a valid provision that most closely approximates the intent and economic effect of the invalid provision.

12. **Counterparts.** This Agreement may be executed and delivered in counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Executed counterparts delivered by electronic transmission will be binding evidence of such party's agreement hereto and acceptance hereof.

13. **Governing Law.** This Agreement will be governed by and construed in accordance with the laws of the State of California, without regard to conflict of laws principles thereof.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties have caused this Subscription Agreement dated ________________ between Skywriter Systems, Inc. and ________________ to be executed as of ________________

By: ______________________________
Signature of Subscriber

First Name, MI, Last Name

By: ______________________________
Signature of Company

Rob Stump, Secretary & Treasurer
Skywriter Systems, Inc.

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FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

SCHEDULE 1

Skywriter Systems, Inc.
ACCREDITED INVESTOR QUESTIONNAIRE FORM

The information contained in this Accredited Investor Information Form is being furnished by you in connection with determining whether you qualify as an accredited investor in compliance with the Unites States Securities and Exchange Commission ("SEC") and therein approved to invest in Skywriter Systems, Inc.

The SEC and often time's state securities departments and commissions require a company to qualify their investors in order to prove a certain financial sophistication level to understand the general risks involved in private investment offerings. A company is required to exhibit a "reasonable effort" to "qualify" its investors as an accredited investor or some other exemption under the SEC. Our request for the following information is requested solely to comply with the laws on this matter and not to infringe on the privacy of an investor or delve into any personal or private information for any other reason.

The information contained herein is not intended to and shall not in any way constitute an invitation to invest in Skywriter Systems, Inc. nor shall it be considered investment advice. The information described herein is not intended to be an offer, solicitation or recommendation to invest in Skywriter Systems, Inc.

<u>Instructions</u>: Please fill out as much of the form as possible. Items marked with an asterisk (*) are required.

Name:* ____

Age:* ____

Address:* ____

City:* ____

State:* ____

Country:* ____

Social Security Number:* ____________________________________

US Citizen:* Yes __ No __

Work Telephone:* ____

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FP: truCrowd

SkyWriter

Skywriter Systems, Inc.
17617 Foster Road, Los Gatos
CA 95030 USA
512-413-5010

OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

Work Fax: ____

E-mail: ____

Professional Occupation: ________________________________

Qualification as an Accredited Investor

Please mark with an "X" the categories applicable to you indicating the basis upon which you qualify as an accredited investor. An accredited investor shall mean any person who comes within any of the following categories:

1. A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000.

Yes __ No __

2. A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

Yes __ No __

3. A bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

Yes __ No __

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OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

4. A private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

Yes __ No __

5. An organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

Yes __ No __

6. A director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer.

Yes __ No __

7. A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii).

Yes __ No __

8. Any entity in which all of the equity owners are accredited investors.

Yes __ No __

_____

NOTE: If you have questions concerning the meaning or application of a particular law or rule, please consult with an attorney who specializes in securities law.

The above information is true and correct in all material respects and the undersigned recognizes that Skywriter Systems, Inc. is relying on the truth and accuracy of such information in determining whether to permit investment in Skywriter Systems, Inc..

Date: _____

Signature for Individual:

_____
Print Name

_____
Signature

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OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,337	$10,000.76	$9,200.76
Maximum Amount	133,689	$999,993.72	$919,994.22

SCHEDULE 2

ISSUED SHARES

Name	Issued Shares

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OFFERING STATEMENT

1,337 Shares of Common Stock at $7.48 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,337**	**$10,000.76**	**$9,200.76**
Maximum Amount	**133,689**	**$999,993.72**	**$919,994.22**

Upon completion of this form, please mail, email or fax a fully executed copy to Skywriter Systems, Inc., P.O. Box 1374, Los Gatos, California 95031 _____, john.derrick@skywriter.com or if applicable, attach the completed form to the Subscription Agreement.

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